Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8388 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04012444

14th January 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Disclosure of Interests - Substantial Shareholder

We enclose for your information a notification dated 14th January 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl

dlw 1/30

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	11:03 14 Jan 2004
Number	2171U

JARDINE MATHESON HOLDINGS LIMITED ("JMH")
DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDER

We have today been advised that as at 12th January 2004 Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited were interested in 20,563,377 ordinary shares of JMH representing 3.36% of JMH's current issued share capital.

The holdings of Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited, which represent the interests of their respective subsidiaries, were previously disclosed at 29,586,364 ordinary shares as at 7th March 2003. The previous disclosed shareholding represented 4.71% of the then issued share capital.

The registered holder of the shares is The Central Depository (Pte) Limited.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

14th January 2004

www.jardines.com

END

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